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                                                             SEC FILE NUMBER
                                                                000-49891
                                                        ------------------------
                                                        ------------------------
                                                              CUSIP NUMBER
                                                                78412U101
                                                        ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): |X|Form 10-K and Form 10-KSB |_|Form 20-F |_|Form 11-K
             |_|Form 10-Q |_|  Form 10-D  |_|Form N-SAR |_| Form N-CSR

          For Period Ended: December 31, 2006
                            ---------------------------------------------------
          |_|   Transition Report on Form 10-K
          |_|   Transition Report on Form 20-F
          |_|   Transition Report on Form 11-K
          |_|   Transition Report on Form 10-Q
          |_|   Transition Report on Form N-SAR

          For the Transition Period Ended: _______________________

--------------------------------------------------------------------------------
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

SES SOLAR, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

129, route de Saint-Julien
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Address of Principal Executive Office (Street and Number)

1228 Plan-les-Ouates, Geneva, Switzerland
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b)   The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006 could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The year end audit was consequently delayed and information could not be integrated from the financial statements into the body of the Form 10-KSB within the prescribed time period without unreasonable effort and expense. The Registrant anticipates that its Annual Report on Form 10-KSB, for the twelve-month period ending December 31, 2006, will be filed on or before the 15th calendar day following the prescribed due date.
--------------------------------------------------------------------------------

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Jean-Christophe Hadorn           +41-22                884-1484
----------------------------------  ----------  --------------------------------
             (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant's net loss for the fiscal year ended December 31, 2006 was approximately $1,234,000, as compared to a net loss of $505,411 for the fiscal year ended December 31, 2005, subject to audit and change. The increased net loss was the result of decreased revenue, increased personnel costs, increased research expenses and additional expenses incurred in connection with financing activities.

                                 SES SOLAR, INC.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2007                       By /s/ Jean-Christophe Hadorn
     -----------------------------          ---------------------------
                                                Jean-Christophe Hadorn
                                                Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).